Mail Stop 4561

May 27, 2009

By U.S. Mail and Facsimile to 713-267-7783

L. Anderson Creel
Executive Vice President and Chief Financial Officer
Encore Bancshares, Inc.
Nine Greenway Plaza, Suite 1000
Houston, Texas 77046

> **Re:** **Encore Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33598**

Dear Mr. Creel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Delinquent and Nonperforming Assets, page 56

1. We note your disclosure here and in your March 31, 2009 Form 10-Q regarding the increase in non-performing loans. Further, we note the increase is primarily attributable to residential construction loans in Houston and commercial real estate loans in Florida. Given the significant increase during 2008 (approximately

$17 million) and the first quarter of 2009 (approximately $3 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

- Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and
- If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

  o General information about the borrower (i.e. residential homebuilder, commercial or residential land developer, etc.)
  o The type of collateral securing the loan;
  o The amount of total credit exposure outstanding;
  o The amount of the allowance allocated to the credit relationship; and
  o Provide additional information supporting the allowance for loan loss for each credit.

- Provide us with your proposed future disclosure.

Executive Compensation, page 77

2. Your discussion of the Performance Incentive Plan indicates that certain performance targets were used to establish annual bonus compensation. You refer repeatedly to "target award values" and list a series of "performance measures" for each of the named executives. Please disclose the specific targets for those measures insofar as they can be quantified, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance.

We note your statement of belief on page 24 of the company's proxy statement that the specific metrics used in this process are confidential. If you believe that disclosure of these targets is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

We note your statement that the specific metrics are not material to understanding the operation of the short-term incentive bonuses or the PIP. However, the staff believes that this information is material to understanding the reasons for the specific awards granted the named executive officers, in this case Mr. D'Agostino.

Form 8-K filed 04/24/2009

3.   We note your presentation of "tangible book value per share" and "tangible common equity to tangible assets" in this Form 8-K. Further we note your presentation of "return on average tangible common equity" in your December 31, 2008 Form 10-K. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

- To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.
- To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3464.

Sincerely,

Kathryn McHale
Senior Counsel